SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 36193]

Deregistration under Section 8(f) of the Investment Company Act of 1940

May 29, 2026.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment

Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of May 2026. A copy of each application may be obtained

via the Commission's website by searching for the applicable file number listed below, or for an

applicant using the Company name search field, on the SEC's EDGAR system. The SEC's

EDGAR system may be searched at https://www.sec.gov/edgar/search-filings. You may also call

the SEC's Office of Investor Education and Assistance at (202) 551-8090. An order granting

each application will be issued unless the SEC orders a hearing. Interested persons may request a

hearing on any application by emailing the SEC's Secretary at Secretarys-Office@sec.gov and

serving the relevant applicant with a copy of the request by email, if an email address is listed for

the relevant applicant below, or personally or by mail, if a physical address is listed for the

relevant applicant below. The email should include the relevant file number. Hearing requests

should be received by the SEC by 5:30 p.m. on June 23, 2026, and should be accompanied by

proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service.

Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's

interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the

request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shane Duggan, Acting Assistant Director, at (202) 551-6367 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Virtus Retirement Trust [File Number 811-09140]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 30, 2018, and December 20, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $68,975 incurred in connection with the liquidation were paid by the applicant. All assets have been distributed to shareholders, and no assets remain.

Filing Date: The application was filed on September 29, 2025, and amended on April 30, 2026 and May 21, 2026.

Applicant's Address: 101 Munson Street, Greenfield, Massachusetts 01301-9668.

BlackRock Collateral Trust [File Number 811-23154]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on December 18, 2025, and amended on May 12, 2026.

Applicant's Address: c/o BlackRock Fund Advisors, 400 Howard Street, San Francisco, California 94105.

MidBridge Private Markets Fund [File Number 811-23839]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on April 8, 2026, and amended on May 15, 2026.

Applicant's Address: MidBridge Advisors LP, 101 University Boulevard, Suite 310, Denver, Colorado 80206.

First Eagle Global Opportunities Fund [File Number 811-23722]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on March 16, 2026, and amended on May 28, 2026.

Applicant's Address: 1345 Avenue of the Americas, New York, New York 10105.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.